FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


For the month of December, 2002
Commission File Number 1-11080

                       THE ICA CORPORATION HOLDING COMPANY
                       -----------------------------------
                 (Translation of registrant's name into English)

                                Mineria No. #145
                                ----------------
                                11800 Mexico D.F.
                                -----------------
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                      Form 20-F....X... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                Yes ..... No..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________


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[ICA LOGO -- OMITTED]
                                                                   PRESS RELEASE
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For more information contact:

Dr. Jose Luis Guerrero
(5255) 5272-9991 x2060                                     in the United States:
guerrerj@ica.com.mx                                        Zemi Communications
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Lic. Paloma Grediaga                                       Daniel Wilson
(5255) 5272-9991 x3470                                     (212) 689-9560
grediagp@ica.com.mx                                        d.b.m.wilson@zemi.com
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                       IBERDROLA AWARDS ICA FLUOR DANIEL
                           A NEW POWER PLANT CONTRACT

Mexico City, December 16, 2002 - Empresas ICA Sociedad Controladora, S.A. de C.V. (BMV y NYSE: ICA), today announced that ICA Fluor Daniel, the Mexico-based industrial engineering company jointly owned by ICA and Fluor Corporation (NYSE:
FLR), has been awarded a contract to build a combined-cycle power plant in Gomez Palacio, Durango, Mexico by Iberdrola Energia S.A., a subsidiary of Spain's Grupo Iberdrola.

The "La Laguna II" generation plant has a total investment cost of US$ 250 million dollars, a portion of which corresponds to the ICA-Fluor Daniel contract. The plant will have a capacity of 498 megawatts and will provide electricity to the booming northern industrial zone of Mexico, and will contribute to strengthening the electrical grid in the area. Power generated by the new plant will be sold to the Federal Electricity Commission (CFE), as part of its program to develop independent power producers, or IPPs.

The contract is a 30-month, lump-sum, turnkey project that involves engineering, procurement, construction and start-up services. The project is scheduled for completion in April 2005.

"This plant will be a clean, combined-cycle, gas-fired plant designed to have minimal environmental impact. It will meet the highest atmospheric emissions standards as have low water consumption by means of an air-cooled condenser. Additionally, the plant will conserve fresh water by recycling residential waste water," said Jorge Borja, general director of ICA Fluor Daniel.

"This project is the second power plant awarded by Iberdrola to ICA Fluor Daniel. Currently, ICA Fluor Daniel is constructing the 1,036 MW Altamira III-IV power plant on the Mexican Gulf Coast. This new contract ratifies Iberdrola's confidence in ICA Fluor Daniel's performance," he added.

Grupo Iberdrola is one of the leading electricity companies in Europe. It has more than US$ 13 billion in assets and more than 13 million customers in Spain and Latin America. Grupo Iberdrola also operates in the telecommunications and real estate sectors.


ICA Fluor Daniel has a wide range of experience in the engineering, procurement and construction of power, refining, gas and petrochemical, cement, telecommunications, manufacturing and automotive plants.

Founded in 1947, ICA has completed construction and engineering projects in 21 countries. ICA's principal business units include Civil Construction and Industrial Construction. Through its subsidiaries, ICA also manages airports and operates tunnels, highways, and municipal services under government concession contracts and/or partial sale of long-term contract rights.

Fluor Corporation (NYSE: FLR) provides services on a global basis in the fields of engineering, procurement, construction, operations, maintenance and project management. Headquartered in Aliso Viejo, California, Fluor is a Fortune 500 company with revenues of $9 billion in fiscal year 2001.

This release may contain projections or other forward-looking statements related to ICA that involve risks and uncertainties. Readers are cautioned that these statements are only predictions and may differ materially from actual future results or events. Factors that could cause actual results to differ materially and adversely include, but are not limited to: changes in general economic, business or political or other conditions in Mexico or changes in general economic or business conditions in Latin America, changes in capital markets in general that may affect policies or attitudes towards lending to Mexico or Mexican companies, increased costs, unanticipated increases in financing and other costs or the inability to obtain additional debt or equity financing on attractive terms. Readers are referred to the documents filed by ICA with the United States Securities and Exchange Commission, specifically the most recent filing on Form 20-F which identifies important risk factors that could cause actual results to differ from those contained in the forward-looking statements. All forward-looking statements are based on information available to ICA on the date hereof, and ICA assumes no obligation to update such statements.


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                                    SIGNATURE


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 17, 2002


                                      Empresas ICA Sociedad Controladora,
                                      S.A. de C.V.

                                      /s/ JOSE LUIS GUERRERO
                                      -------------------------------
                                      Name: Dr. Jose Luis Guerrero
                                      Title:  Vice President, Finance